SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. __)*

Armstrong World Industries, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

04247X102
(CUSIP Number)

October 10, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP NO. 04247X102                                         Page 2 of 4 pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 36,981,480
	7	SOLE DISPOSITIVE POWER 36,981,480
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,981,480
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 68.4%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                    Page 3 of 4 Pages

Item 1(a)	Name of Issuer: Armstrong World Industries, Inc.

Item 1(b)	Address of Issuer's Principal Executive Office:

P.O. Box 3001 Lancaster, Pennsylvania 17604

Item 2(a)	Name of Person Filing: Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust

Item 2(b)	Address of Principal Business Office:

c/o Kevin E. Irwin Keating Muething & Klekamp PLL One East Fourth Street, Suite 1400 Cincinnati, Ohio 45202

Item 2(c)	Citizenship: Delaware

Item 2(d)	Title of Class of Securities: Common Stock, Par Value $0.01 Per Share

Item 2(e)	CUSIP Number: 04247X102

Item 3	If this Statement is Filed Pursuant to §§ 240.13d.13d-1(h) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
	(a)	☐	Broker or dealer registered under Section 13 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

                                                        Page 4 of 4
Item 4	Ownership:

	(a)	Amount beneficially owned: 36,981,480
	(b)	Percent of class: 68.4%.
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 36,981,480*
(iii)Sole power to dispose or to direct the disposition of 36,981,480
(iv)Shared power to dispose or to direct the disposition of 0

*The Trust is required by the terms of its Trust Agreement to obtain the consent of the Trust Advisory Committee and the Future Claimants’ Representative to vote the stock of Armstrong World Industries, Inc. for the purpose of electing members of its Board of Directors.

Item 5	Ownership of 5% or Less of Class: N/A

Item 6	Ownership of More Than 5% on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: N/A

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10	Certification: N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARMSTRONG WORLD INDUSTRIES, INC. ASBESTOS PERSONAL INJURY SETTLEMENT TRUST

Date: February 2, 2007	By:	/s/ Harry Huge
Harry Huge, Managing Trustee